SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

DELOITTE TOUCHE TOHMATSU

(Convenience Translation into English from the
Original Previously Issued in Portuguese)

Telesp Celular Participações S.A. and Subsidiaries
Quarterly Financial Information for the Three-month Period Ended March 31, 2003 and Independent Accountants’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of
Telesp Celular Participações S.A.
São Paulo — SP — Brazil

1.

We have reviewed the accompanying quarterly financial information of Telesp Celular Participações S.A. (the “Company”) and its subsidiaries as of and for the three-month period ended March 31, 2003, consisting of the individual and consolidated balance sheets as of March 31, 2003 and the related statements of operations for the three-month period then ended, the performance report and relevant information, prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2.

We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas on the criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and operations of the Company and its subsidiaries.

3.

Based on our review, we are not aware of any material modifications that should be made to the quarterly financial information referred to in paragraph 1 for it to be in conformity with Brazilian accounting practices and standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly information.

4.

We had previously audited the individual and consolidated balance sheets as of December 31, 2002, presented for comparative purposes, and issued an unqualified opinion thereon, dated January 29, 2003. The individual and consolidated statements of operations for the three-month period ended March 31, 2002, presented for comparative purposes, were reviewed by other independent auditors whose review report thereon, dated April 16, 2002, was unqualified.

5.	The accompanying quarterly financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, April 25, 2003

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELESP CELULAR PARTICIPAÇÕES S.A

NOTES TO THE FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002
(Amounts in thousands of Brazilian reais — R$, unless otherwise indicated)

1.     OPERATIONS

Telesp Celular Participações S.A. (“TCP” or the “Company”) is a publicly-traded company which, as of March 31, 2003, is owned by Brasilcel N.V. (57.26% of total capital) and Portelcom Participações S.A. (7.86% of total capital), which is wholly-owned by Brasilcel N.V.

Starting December 27, 2002, Brasilcel N.V. holds equity interests in Telefónica Móviles, S.A. (50.00% of total capital), in PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of total capital), and in Portugal Telecom, SGPS, S.A. (0.001% of total capital).

The Company owns 100% of Telesp Celular S.A. (“TC”), and, as of December 27, 2002, Global Telecom S.A. (“GT”) which provide, through authorizations or concessions, mobile telephone services in the States of São Paulo, Paraná and Santa Catarina, including related services.

Telecommunications services provided by the subsidiaries, including related services, are regulated by the Federal regulatory authority, the National Telecommunications Agency (ANATEL), as authorized by Law No. 9,472 of July 16, 1997, and the respective regulations, decrees, decisions and plans.

Migration from SMC to SMP

On December 10, 2002, ANATEL and the subsidiaries TC and GT signed a document authorizing Personal Mobile Service (SMP), effective from the date of publication in the official government newspaper on December 12, 2002.

Authorizations granted to the subsidiaries TC and GT are valid for the remaining periods of the concessions previously granted and currently replaced, to August 5, 2008 and April 8, 2013, respectively, and may be renewed once for fifteen years, on a chargeable basis.

Joint venture

On December 27, 2002, the assets held by the shareholders PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (“PT”), and Telefónica Móviles S.A. (“TEM”) in the Brazilian mobile telephony market, for the direct and indirect equity interests in the Company, Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., and CRT Celular Participações S.A., were transferred to Brasilcel N.V., based in the Netherlands, to form a joint venture.

Senior management of the companies involved believe that all companies will benefit from this process, particularly from the synergies achieved with increased operating volumes and standardization of operating processes, which may result in certain periodic adjustments.

Merger

On December 27, 2002, the Company purchased the remaining 51% of the outstanding common stock (17% of total capital) of the holding companies Daini do Brasil S.A., Globaltelcom Telecomunicações S.A. and GTPS S.A. Participações em Investimentos de Telecomunicações which together held the controlling interest in Global Telecom S.A.

As of March 31, 2003, the Company, seeking to minimize administrative and financial costs, merged these holding companies into their investee, in which the merged net assets amounted to R$276 million. With this operation, the Company became the direct owner of Global Telecom S.A.

Acquisition of equity interests — Tele Centro Oeste

On April 25, 2003, under the terms of the Preliminary Contract for Purchase and Sale of Shares and of the Contract for Purchase and Sale of Shares, the control of Tele Centro Oeste Participações S.A. (“TCO”) was transferred, after respective satisfaction of the conditions precedent and including, on that date, financial settlement of the operation and transfer to the Company of the shares representing the controlling interest in TCO.

The price of the controlling shares, plus interest provided for under the final contract, was approximately R$1.505 million, equivalent to R$19.48719845 per thousand common shares purchased, of which approximately R$308 million was paid on the aforementioned date to the sellers and the remaining balance will be paid in installments under the terms and conditions of the final contract.

TCP will undertake, within the terms and provisions of prevailing legislation, a public offer for acquisition of the remaining common stock due to the acquisition of the controlling interest, as well as an exchange of shares as already disclosed in the relevant event published on January 16, 2003.

2.     PRESENTATION OF FINANCIAL STATEMENTS

The individual and consolidated financial statements have been prepared in accordance with Brazilian accounting practices as defined by corporate law, standards applicable to concessionaires of public telecommunication services, and accounting standards and procedures established by the Brazilian Securities Commission (CVM).

The consolidated financial statements include:

•

As of March 31, 2003, balances and transactions of the subsidiaries “TC” and “GT” which became a subsidiary on December 27, 2002, and of the indirect subsidiaries Telesp Celular International Ltd. and Telesp Celular Overseas.

•

As of March 31, 2002, balances and transactions of the subsidiary “TC” and indirect subsidiaries Telesp Celular International Ltd. and Telesp Celular Overseas. Results of operations of GT for this period are reflected in the statement of operations under the equity method.

The financial statements as of December 31, 2002 and March 31, 2002 have been reclassified, where applicable, for comparability.

In consolidation, all intercompany balances and transactions have been eliminated.

3.     SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

The principal accounting practices adopted by the Company and its subsidiaries in the preparation of the quarterly financial statements as of March 31, 2003 are basically those described in the financial statements as of December 31, 2002, except for (a) revenue from prepaid cellular phone recharges which since January 1, 2003 is being deferred and recorded in income as the credits are effectively used; the effect of this change is a reduction in income of approximately R$37 million, net of tax effects, and (b) deferral of the subsidy on sales of terminals to dealers which is recorded in income as terminal activation occurs, generating an increase in income of approximately R$12 million, net of tax effects.

4.     CASH AND CASH EQUIVALENTS

	Company		Consolidated

	03.31.03	12.31.02	03.31.03	12.31.02

Cash and banks	91	477	4,755	15,853
Temporary cash investments	134,205	-	254,696	1,950

Total	134,296	477	259,451	17,803

Temporary cash investments refer principally to fixed income bank deposit certificates (CDBs) which are indexed to interbank deposit (CDI) rates.

5.     TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated

	03.31.03	12.31.02

Unbilled amounts	120,046	111,206
Billed amounts	231,362	212,575
Interconnection	157,207	143,899
Products sold	183,537	204,415
Allowance for doubtful accounts	(107,064)	(120,135)

Total	585,088	551,960

Current	585,088	540,093
Noncurrent	-	11,867

Changes in the allowance for doubtful accounts are follows:

	Consolidated

	03.31.03	12.31.02

Beginning balance	120,135	103,642
Provision for doubtful accounts	6,906	21,442
Write-offs (Q1)	(19,977)	(13,031)

Balance as of March 31 (Q1)	107,064	112,053

Provision for doubtful accounts (Q2, Q3 and Q4)		46,887
Write-offs (Q2, Q3 and Q4)		(49,107)
Inclusion of Global Telecom S.A.		10,302

Balance as of December 31, 2002		120,135

6.     INVENTORIES

	Consolidated

	03.31.03	12.31.02

Digital handsets	227,199	169,248
Other	3,366	2,442
Allowance for obsolescence	(30,226)	(24,020)

Total	200,339	147,670

7.     DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated

Recoverable income and social contribution taxes	130,560	11,302	138,643	50,097
Withholding income tax	1,924	113,402	3,616	117,193
Recoverable ICMS (State VAT)	-	-	103,643	104,776
Recoverable PIS and COFINS (taxes on revenue) and other	789	-	2,422	1,645

Recoverable taxes	133,273	127,704	248,324	273,711
Deferred income and social contribution taxes	419	419	1,001,851	1,039,890

Total	133,692	128,123	1,250,175	1,313,601

Current	133,273	127,704	362,962	398,768
Noncurrent	419	419	887,213	914,833

Deferred income and social contribution taxes are comprised of:

	Company		Consolidated

	03.31.03	12.31.02	03.31.03	12.31.02

Merged tax credit (corporate restructuring)	-	-	702,403	728,742
Tax loss carryforwards	419	419	154,951	116,114
Allowance reserve for:
Inventory obsolescence	-	-	8,643	7,123
Contingencies	-	-	20,954	42,631
Doubtful accounts	-	-	23,971	29,030
Network costs and customerdiscounts - Peg&Fale	-	-	4,066	16,619
Derivative transactions	-	-	82,546	90,690
Profit sharing program	-	-	6,654	4,904
Other	-	-	(2,337)	4,037

Total deferred taxes	419	419	1,001,851	1,039,890

Current	-	-	160,154	173,323
Noncurrent	419	419	841,697	866,567

Deferred taxes have been recorded based on the assumption of their future realization, as follows:

a)

Tax loss carryforwards of the subsidiary TC will be offset up to a limit of 30% per year of taxable income for the next few years. The subsidiary, based on projections of future results, estimates that its tax loss carryforwards will be fully utilized in five years.

b)

The merged tax credit consists of the net balance of goodwill and the reserve for maintenance of integrity of shareholders’ equity (Note 29) and is realized as goodwill is amortized, over a period of ten years. Outside consultants’ studies used in the corporate restructuring process support the tax credit recovery within that period.

c)	Temporary differences will be realized upon payment of the accruals, effective losses on bad debts and realization of inventories.

Techical feasibility studies approved by the Board of Directors indicate full recovery of the deferred taxes recognized as determined by CVM Resolution No. 371. The Company expects to recover the tax credits as follows:

Consolidated
Year	(R$ million)

2003	135
2004	212
2005	227
2006	133
2007	109
2008 and 2009	186

Total	1,002

CVM Resolution No. 371 determines that periodic studies must be carried out to support the maintenance of the amounts recorded. The Company and its subsidiary GT did not recognize deferred income and social contribution taxes on tax losses and temporary differences, due to the lack of projections of taxable income to be generated in the short term.

8.     PREPAID EXPENSES

	Company		Consolidated

	03.31.03	12.31.02	03.31.03	12.31.02

FISTEL fees	-	-	100,064	30,457
Financial charges	8,223	-	14,670	712
Commercial incentives	-	-	27,695	34,504
Other	1,946	-	3,089	940

Total	10,169	-	145,518	66,613

Current	8,223	-	128,599	48,962
Noncurrent	1,946	-	16,919	17,651

9.     OTHER ASSETS

	Company		Consolidated

	03.31.03	12.31.02	03.31.03	12.31.02

Credits with suppliers	-	-	1,039	1,535
Credits with dealers	-	-	2,383	2,383
Escrow deposits	-	-	4,322	4,277
Other	95	129	3,370	2,519

Total	95	129	11,114	10,714

Current	95	129	6,652	6,287
Noncurrent	-	-	4,462	4,427

10.     INVESTMENTS

a)     Investments in subsidiaries

Investee	Comon stock interest (%)	Preferred stock interest (%)	Total interest (%)

Telesp Celular S.A.	100	100	100
Global Telecom S.A.	100	100	100

b)     Number of shares held

Investee	Comon	Preferred	Total

Telesp Celular S.A.	33,650,043	49,505,725	83,155,768
Global Telecom S.A.	1,978	3,957	5,935

c)     Information on subsidiaries

Investee	Shareholders’ equity - 03.31.03	Net income (loss) - quarter ended 03.31.03

Telesp Celular S.A.	3,352,714	78,562
Global Telecom S.A.	724,633	(104,602)

d)     Components and changes

Investments of TCP are comprised of interests in the capital of the subsidiary TC, of the former companies controlling GT, and GT, as well as goodwill and advances for future capital increases, reserves for investment losses and other investments, as shown below:

	Company		Consolidated

	03.31.03	12.31.02	03.31.03	12.31.02

Investments in subsidiaries	3,884,114	4,111,464	-	-
Goodwill paid on investment acquisition	1,077,022	875,830	1,172,292	1,172,308
Advance for future capital increase	595,474	595,474	-	-
Reserve for investment losses	(449,615)	(449,615)	(449,615)	(449,615)
Other investments	69	69	69	69

Investment balance	5,107,064	5,133,222	722,746	722,762

Changes in investment balances for March 31, 2003 and December 31, 2002:

	Company

	Q1 2003	Year 2002

	Investment	Investment	Reserve for excesses of liabilities over assets

Investments, net of reserve for loss	5,133,222	3,761,150	(582,860)
Equity pick-up	(26,158)	250,491	(890,706)
Interest on capital	-	(159,992)	-
Goodwill paid on investment acquisitions	-	290,282	-
Reserve for investment losses	-	(170,846)	-
Advance for future capital increase	-	319,393	-
Investments in subsidiaries	-	837,312	1,473,566
Interest on capital and expired dividends (subsidiary)	-	5,397	-
Other investments	-	35	-

Investments, net of reserve for loss	5,107,064	5,133,222	-

The goodwill paid on the acquisition of the investments, in the amount of R$1,077,022, will be amortized over ten years based on future profitability, to commence when profitable operations are achieved, which is expected to occur in 2005.

TC has investments in Telesp Celular International Ltd. and Telesp Celular Overseas, companies located abroad for the purpose of obtaining funding through foreign loans.

11.     PROPERTY, PLANT AND EQUIPMENT

		Consolidated

			03.31.03		12.31.02

	Useful lives (years)	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	5 - 25	3,086,482	(1,548,741)	1,537,741	1,596,833
Switching equipment	6 - 10	1,242,465	(542,472)	699,993	737,228
Infrastructure	5 - 35	1,031,331	(309,417)	721,914	740,053
Land	-	39,851	-	39,851	39,851
Software use rights	5 - 15	756,025	(270,170)	485,855	511,810
Buildings	35	134,217	(18,835)	115,382	110,133
Terminals	1 - 3	114,383	(63,845)	50,538	54,518
Concession license	15	915,927	(305,279)	610,648	625,913
Other assets	5 - 25	263,159	(115,317)	147,842	174,721
Assets and construction in progress		228,641	-	228,641	206,913

		7,812,481	(3,174,076)	4,638,405	4,797,973
Allowance for loss		(19,859)	-	(19,859)	(19,859)

Total		7,792,622	(3,174,076)	4,618,546	4,778,114

The subsidiaries’ managements are conducting studies to evaluate the useful lives of their property items. Possible effects resulting from these studies that may change the useful lives of the assets will be recognized in the financial statements for 2003.

Starting in March 2003, the useful life of terminals was reduced to 18 months, in order to better reflect the state of operations. The effect of this reduction in the quarter represented an increase of R$14,360 in depreciation expenses, compared to the same quarter last year.

12.     DEFERRED CHARGES

	Consolidated

	Annual amortization rate - %	03.31.03	12.31.02

Preoperating costs:
Amortization of license	10	80,496	80,496
Financial expenses	10	184,430	184,430
General and administrative expenses	10	43,633	43,633

		308,559	308,559

Goodwill - Ceterp Celular S.A.	10	84,265	84,265
		392,824	392,824

Accumulated amortization:
Preoperating costs		(108,404)	(100,489)
Goodwill - Ceterp Celular S.A.		(19,661)	(17,555)

		(128,065)	(118,044)

Total, net		264,759	274,780

13.     TRADE ACCOUNTS PAYABLE

	Company		Consolidated

	03.31.03	12.31.02	03.31.03	12.31.02

Suppliers	17,585	16,202	435,760	402,910
Interconnection	-	-	30,530	48,055
Profit sharing program	-	-	3,616	17,851
Other	132	130	20,808	19,820

Total	17,717	16,332	490,714	488,636

14.    TAXES PAYABLE

	Company		Consolidated

	03.31.03	12.31.02	03.31.03	12.31.02

State VAT (ICMS)	-	-	177,742	178,992
Income and social contribution taxes	-	-	-	24,671
Taxes on revenue (PIS and COFINS)	-	2,540	34,902	45,829
FISTEL fees	-	-	1,297	6,519
FUST and FUNTTEL	-	-	1,096	2,588
Other taxes	644	798	1,647	1,841

Total	644	3,338	216,684	260,440

Current	644	3,338	83,314	141,720
Long term	-	-	133,370	118,720

Of the long-term portion, R$108,669 refers to the “ICMS — Programa Paraná Mais Emprego”, an agreement made with the Paraná State Government for deferral of ICMS payments, on July 21, 2000, with supplementary authorization in November 2000. Among other benefits, this agreement stipulates the due date of ICMS is the 49th month following that in which the ICMS is determined, among other benefits.

15.     LOANS AND FINANCING

a)     Composition of debt

			Company		Consolidated

Description	Currency	Annual charges - %	03.31.03	12.31.02	03.31.03	12.31.02

Financial institutions:
Letter of credit	US$	-	51,689	-	96,888	-
Compror	US$	5 to 16.83	-	-	33,734	57,560
Finem - BNDES	R$	TJLP + 4
		TJLP/UMBNDES + 3.6	-	-	655,543	698,697
Finimp	US$	3.35 to 3.45 + Libor	-	-	25,993	-
Working capital	R$	110 to 118 of CDI	-	410,000	-	427,000
Promissory notes	R$	111 of CDI	700,000	-	700,000	-
Resolution No. 63	US$	5.0 to 16.83	50,297	268,956	622,775	371,547
Resolution No. 63		¥1.05	95,755	-	108,802	-

Suppliers:
NEC do Brasil	US$	7.30	-	-	27,256	28,721

Affiliated companies:
Commercial paper	US$	9.5	-	-	402,372	423,996
Resolution No. 4,131		€7.0 + Euribor	-	-	163,410	164,959
Resolution No. 4,131	US$	13.25	-	-	301,779	706,660
Floating rate notes		€7.0 + Euribor	1,525,428	1,539,886	1,525,428	1,539,886
Accrued interest			32,449	19,607	72,100	41,775

Total			2,455,618	2,238,449	4,736,080	4,460,801

Current			930,190	698,563	2,419,190	2,068,070
Long term			1,525,428	1,539,886	2,316,890	2,392,731

TJLP - Brazilian long-term interest rate.

b)     Repayment schedule

The long-term portion of loans and financing matures as follows:

	03.31.03
	Company	Consolidated

2004	1,525,428	1,672,536
2005	-	221,413
2006	-	70,844
2007	-	352,097

Total	1,525,428	2,316,890

c)     Additional information

•

GT has a loan from the National Bank for Economic and Social Development (BNDES), the balance of which at March 31, 2003 was R$336,446. As of that date, various loan covenants were not being complied with by GT. No adjustment related to this matter was reflected either by GT or by TCP, since waivers on noncompliance with these covenants have been obtained through December 30, 2003.

•

As of March 31, 2003, the Company and its subsidiaries have exchange contracts in the amounts of US$508,447,000, ¥3,828,250,000 and €760,179,000, to hedge against exchange rate fluctuations on foreign currency obligations. At March 31, 2003, the Company and its subsidiaries recognized accumulated net unrealized gains of R$1,599,291 (R$1,670,929 at December 31, 2002) on these hedges, represented by a balance of R$1,703,474 (R$1,754,112 at December 31, 2002) in assets, of which R$18,151 (R$15,870 in 2002) in current and R$1,685,323 (R$1,738,242 in 2002) in noncurrent, and a balance of R$104,183 in current liabilities.

16.     OTHER LIABILITIES

	Consolidated

	03.31.03	12.31.02

Premium on sale of call option (a)	17,919	19,910
Services to be provided - prepaid	75,672	4,410
Network costs and customer discounts (b)	11,957	48,880
Accrual for customer loyalty program (c)	7,031	6,241
Other	311	447

Total	112,890	79,888

Current	106,917	71,909
Long term	5,973	7,979

(a)

In 2000, TC sold options to purchase US$300,000,000 at a price of R$2.25 to US$1.00 that mature on September 24, 2004 (Note 27). The premium received is being amortized to income over the life of the contracts, on the accrual basis.

(b)	Relates to the cost of services that will be provided in connection with prepaid service revenue as well as customer discounts.

(c)

In April 2000, GT launched a customer loyalty program whereby the customer makes calls and earns points redeemable for telephone handsets. Accumulated points are accrued when granted, considering redemption prospects based on the consumption profile of participant customers. The accrual is reduced when handsets are redeemed by customers.

17.     RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which the likelihood of an unfavorable outcome is considered probable by its legal counsel.

Components of the reserves are as follows:

	Consolidated

	03.31.03	12.31.02

Labor	422	374
Civil	9,209	21,450
Tax	65,511	115,041

Total	75,142	136,865

Current	40,578	36,590
Long term	34,564	100,275

Tax

The principal tax contingencies of the subsidiaries are described below:

a)     State VAT (ICMS)

On June 19, 1998, the Revenue Secretaries of the individual Brazilian states approved an agreement interpreting existing Brazilian tax law and broadening the application of the ICMS, a State value-added tax, to cover not only telecommunication services but also other services, including cellular activation fees which had not previously been subject to such tax. Pursuant to this new interpretation of tax law, the ICMS tax may be applied retroactively for such services rendered during the last five years.

Management of TC believes that the attempt by the State Revenue Secretaries to extend the scope of ICMS tax to services which are supplementary to basic telecommunication services is unlawful because: (a) the State Secretaries acted beyond the scope of their authority, (b) their interpretation would subject certain services to taxation which are not considered telecommunication services, and (c) new taxes may not be applied retroactively. In addition, the Company believes that Telecomunicações de São Paulo S.A. — TELESP, the legal predecessor of TC, would be liable for any obligation in connection with any claim arising out of the retroactive application of the ICMS tax on activation fees for periods prior to 1998. No reserve for such taxes has been made in the accompanying consolidated financial statements for periods prior to 1998.

In the first quarter of 2003, the Company, based on legal counsel’s opinion, reversed the amount of R$69,853.

In the period from August 1999 to December 2001, GT was granted a tax benefit which reduced ICMS payable in the State of Santa Catarina, according to article 7 of the ICMS tax regulations/Santa Catarina. However, article 30 of the regulations provides for the reversal of credits in excess of benefits used. The reserve as of March 31, 2003 was R$6,300 (R$4,800 as of December 31, 2002).

b)     PIS and COFINS (taxes on revenue)

TC is a party to two lawsuits: the first challenges the increase in the COFINS rate and the second the change in the calculation basis of PIS and COFINS. Amounts for the COFINS rate increase have been totally accrued while the effect of the expansion of the PIS and COFINS calculation basis has not been accrued, based on legal counsel’s opinion as to the chances of success in that litigation.

The amount reserved as of March 31, 2002 was R$21,051 (R$20,280 as of December 31, 2002).

Labor and civil

Include claims for compensation for moral damages and other employee claims, for which a reserve has been recorded in the amount of R$9,631 as of March 31, 2003 (R$21,824 as of December 31, 2002) to cover any loss that might result.

Additionally, TC and GT are parties to several other civil and tax lawsuits totaling approximately R$9 million, for which no reserve for contingencies was recognized, based on legal counsel’s opinion.

18.     LEASES

In the first quarter of 2003, TC had expenses under lease agreements totaling R$7,300 (R$5,010 in 2002). The outstanding obligation under such agreements, adjusted for exchange rates prevailing at March 31, 2003, is R$36,502, payable in quarterly installments through June 2004.

19.     SHAREHOLDERS’ EQUITY

a)     Capital

As of March 31, 2003, capital is represented by shares without par value, as follows:

Thousands of shares

Common shares	409,383,864
Preferred shares	762,400,488

Total	1,171,784,352

b)     Dividends

Preferred shares do not have voting rights, except in the circumstances set forth in articles 9 and 10 of the bylaws; they have priority in the redemption of capital, without premium, are entitled to receive dividends of at least 25% of net income for the year, calculated as defined by article 202 of corporate law, have priority in the payment of minimum, noncumulative dividends based on the greater of the following: (a) 6% per year of the amount resulting from the division of the subscribed capital by the total number of shares outstanding, or (b) 3% per year of the amount resulting from the division of the shareholders’ equity by the total number of shares outstanding, and are entitled to receive dividends equivalent to those paid to holders of common shares, after dividends in the same amount as mandatory minimum dividends on preferred shares have been paid to such holders.

c)     Special premium reserve

This reserve resulted from the corporate restructuring implemented by the Company and will be capitalized in favor of the controlling shareholder when the tax benefit is effectively realized.

20.     NET OPERATING REVENUE

	Consolidated

	Q1 2003	Q1 2002

Monthly subscription charges	87,093	232,705
Use of network	427,294	247,296
Roaming charges	17,280	13,628
Additional call charges	11,689	17,921
Interconnection	433,570	298,136
Additional services	12,835	6,787
Sale of products	182,691	146,548
Other services	4,087	756

Gross operating revenue	1,176,539	963,777
Deductions	(249,281)	(206,315)

Net operating revenue	927,258	757,462

21.     COST OF SERVICES PROVIDED AND PRODUCTS SOLD

	Consolidated

	Q1 2003	Q1 2002

Personnel	(8,397)	(7,244)
Outside services	(39,401)	(28,421)
Connections	(21,484)	(20,276)
Rent, insurance and condominium fees	(22,141)	(17,814)
Interconnection	(43,198)	(61,461)
Taxes and contributions	(8,497)	(2,472)
Depreciation and amortization	(186,591)	(138,083)
Cost of products sold	(135,056)	(112,424)
Other	(1,894)	(1,402)

Total	(466,659)	(389,597)

22.     SELLING EXPENSES

	Consolidated

	Q1 2003	Q1 2002

Personnel	(27,901)	(19,738)
Supplies	(2,257)	(1,369)
Outside services	(116,609)	(57,532)
Rent, insurance and condominium fees	(6,378)	(2,925)
Taxes and contributions	(26,944)	(21,797)
Depreciation and amortization	(32,181)	(6,962)
Allowance for doubtful accounts	(6,906)	(21,442)
Other	(17,020)	(3,781)

Total	(236,196)	(135,546)

23.     GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated

	Q1 2003	Q1 2002	Q1 2003	Q1 2002

Personnel	(1,681)	(506)	(20,625)	(13,289)
Supplies	(9)	(62)	(948)	(390)
Outside services	(6,086)	(3,259)	(49,031)	(34,977)
Rent, insurance and condominium fees	(42)	(353)	(6,317)	(4,683)
Taxes and contributions	(185)	(69)	(1,358)	(759)
Depreciation and amortization	(7)	(56)	(19,670)	(14,153)
Other	(58)	(6)	(1,731)	(108)

Total	(8,068)	(4,311)	(99,680)	(68,359)

24.     OTHER OPERATING INCOME (EXPENSES)

	Company		Consolidated

	Q1 2003	Q1 2002	Q1 2003	Q1 2002

Income:
Fines	-	-	4,847	4,737
Recovered expenses	1,022	-	1,328	403
Reversal of reserves	-	-	69,853	-
Other	-	2,813	829	2,839

Total	1,022	2,813	76,857	7,979

Expenses:
Provision for contingencies	-	-	(6,948)	(19,546)
Consulting - technology and management (Note 30)	-	(16,212)	(10,276)	-
Ceterp Celular S.A. goodwill amortization	-	-	(2,106)	(2,106)
Taxes other than on income	(17)	-	(6,101)	(5,527)
Amortization of GT’s preoperating expenses	-	-	(7,915)	-
Other	-	-	(3,283)	(4,794)

Total	(17)	-	(42,565)	(42,249)

25.     FINANCIAL INCOME (EXPENSES)

	Company		Consolidated

	Q1 2003	Q1 2002	Q1 2003	Q1 2002

Income:
Interest and other	39,753	4,823	32,603	16,410
Exchange variations on assets	161,947	30,193	412,283	169,714

Total	201,700	35,016	444,886	186,124

Expenses:
Interest and other	(138,006)	(35,381)	(299,554)	(102,898)
Monetary/exchange variations on liabilities	(162,039)	(28,070)	(397,769)	(199,734)

Total	(300,045)	(63,451)	(697,323)	(302,632)

26.     TAXES ON INCOME

TCP and its subsidiaries estimate monthly the amounts for income and social contribution taxes, on the accrual basis. Deferred taxes are provided on temporary differences as shown in Note 7. Income and social contribution taxes charged to income consist of the following:

	Consolidated

	Q1 2003	Q1 2002

Income tax	-	(1,105)
Social contribution tax	-	(409)
Deferred income tax	(28,631)	(14,935)
Deferred social contribution tax	(9,408)	(5,376)

Total	(38,039)	(21,825)

A reconciliation of the taxes on income reported and the amounts calculated at the combined statutory rate of 34% is as follows:

	Company		Consolidated

	Q1 2003	Q1 2002	Q1 2003	Q1 2002

Loss before taxes	(131,566)	(74,492)	(93,527)	(52,667)

Income and social contribution tax credits
combined statutory rate	44,732	25,327	31,799	17,907
Permanent additions:
Nondeductible expenses	-	-	(176)	(461)
Permanent exclusions:
Equity pick-up	8,894	15,150	-	25,538
Other:
Unrecognized income and social
contribution tax benefits	(53,626)	(40,477)	(70,460)	(64,831)
Surtax difference	-	-	-	6
Tax incentives	-	-	-	27
Income and social contribution tax on foreign profits	-	-	-	(11)
Rate adjustment - goodwill	-	-	798	-

Income and social contribution tax charges	-	-	(38,039)	(21,825)

27.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a)     Risk considerations

TCP is the controlling shareholder of TC and GT which provide cellular mobile services in the States of São Paulo, Paraná and Santa Catarina, in accordance with the terms of concessions granted by the Federal Government. Both operators are also engaged in the purchase and sale of handsets through their own sales network as well as distribution channels, thus fostering their essential activities.

The major market risks to which TC and GT are exposed include:

•	Credit risk: arising from any difficulty in collecting telecommunication services provided to customers and revenues from the sale of handsets by the distribution network.

•

Interest rate risk: resulting from debt and premiums on derivative instruments contracted at floating rates and involving the risk of interest expenses increasing as a result of an unfavorable upward trend in interest rates (primarily LIBOR, EURIBOR, TJLP and CDI).

•	Currency risk: related to debt and premiums on derivative instruments contracted in foreign currency and associated with potential losses resulting from adverse exchange rate movements.

Since they were formed, TC and GT have been actively managing and mitigating risks inherent in their operations by means of comprehensive operating procedures, policies and initiatives.

Credit risk

Credit risk from providing telecommunication services is minimized by strictly monitoring the Company’s customer portfolio and actively addressing delinquent receivables by means of clear policies relating to the concession of post-paid services. Of TC’s customers, 76.5% use prepaid services that require pre-loading, thus not representing a credit risk to the Company. Delinquent receivables in the first quarter of 2003 represented 1.8% of gross revenue (2.2% as of March 31, 2002). Of GT’s customers, 78.8% use prepaid services; delinquent receivables represented 2.1% in the first quarter of 2003 (4.1% as of March 31, 2002).

Credit risk from the sale of handsets is managed by following a conservative credit granting policy which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing the potential customer’s balance sheet, and making inquiries of credit protection agencies’ databases. In addition, an automatic control has been implemented in the sales module for releasing products which is integrated with the distribution module of TC’s ERP system for consistent transactions. Delinquent receivables in the distribution network represented 2.9% and 2.88% in the first quarter of 2003 (2.3% and 3.31% as of March 31, 2002) of handset sales for TC and GT, respectively.

Interest rate risk

The Company is exposed to interest rate risk, especially interest associated with the cost of CDI rates, due to its derivative transactions and short-term borrowings in Brazilian reais. As of March 31, 2003, these operations amounted to R$3,539,349.

The Company is also exposed to fluctuations in TJLP and UMBND (local indices) on financing from BNDES. As of March 31, 2003, these operations amounted to R$655,543.

Foreign currency-denominated loans are also exposed to interest rate risk associated with foreign loans. As of March 31, 2003, these operations amounted to US$90,000,000 and €460,620,000.

The Company has not entered into derivative operations to hedge against these risks.

Currency risk

TC and GT utilize derivative financial instruments to protect against the currency risk on foreign currency-denominated loans. Such instruments usually include swap, option and forward contracts.

The Company’s net exposure to currency risk as of March 31, 2003 is shown in the table below:

	In thousands

	US$	¥	€

Loans and financing	466,053	3,833,141	466,271
Hedge instruments	(508,447)	(3,828,250)	(760,179)

Net exposure	(42,394)	4,891	(293,908)

The Company is studying the allocation of the excess position to hedge purchases of equipment and handsets indexed to the dollar and other foreign currency commitments, as well as the advance liquidation of such contracts.

b)     Derivative instruments

The Company and its subsidiaries record derivative gains and losses as a component of net financial expenses.

Book and market values of loans and financing and derivative instruments are estimated as follows:

	Book value	Market value	Unrealized gains (losses)

Loans and financing	4,736,080	4,632,400	103,680
Derivative instruments	(1,599,291)	(975,300)	(623,991)

Total	3,136,789	3,657,100	(520,311)

c)     Market value of financial instruments

The market values of loans and financing, swaps and forward contracts were determined based on the discounted cash flows, utilizing projected available interest rate information.

Estimated market values of the Company’s financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated market values.

28.     POST-RETIREMENT BENEFIT PLANS

TCP and its subsidiary TC, together with other companies of the former Telebrás System, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social — SISTEL. Until December 1999, all sponsors of the plans managed by Sistel were unified as to all plans then existing. On December 28, 1999, these sponsors negotiated conditions to create pension plans individualized by sponsor (PBS-Telesp Celular) and continuation of solidarity only for the participants already covered and who were in such position on January 31, 2000 (PBS-A), thus resulting in a proposal for the restructuring of Sistel’s bylaws and regulations which was approved by the Secretariat for Social Security and Supplementary Benefits on January 13, 2000.

Due to the end of unification in December 1999, TCP and TC individually sponsor a defined benefit plan — PBS-Telesp Celular which covers eight employees of the Company. In addition to the supplementary pension benefit, a multiemployer health care plan (PAMA) is provided to retired employees and their dependents, at shared costs.

Contributions to the PBS-Telesp Celular Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with rules in force in Brazil. Costing is determined using the capitalization method and the contribution due by the sponsor is equivalent to 13.5% of the payroll for employees covered by the plan, of which 12% is allocated to fund the PBS-Telesp Celular Plan and 1.5% for the PAMA Plan.

For 51% of the employees of TCP and TC, there is an individual defined contribution plan — the TCP Prev Plan, established by Sistel in August 2000. This plan is maintained by contributions made by both participants (employees) and the sponsors, which are credited to participants’ individual accounts. TC is also responsible for the administrative and plan maintenance expenses, including risks of death and disability of participants. The employees participating in the defined benefit plan (PBS-Telesp Celular) were granted the option of migrating to the TCP Prev Plan. This option was extended to employees who did not participate in the PBS-Telesp Celular Plan, as well as to all new hires. The Company’s contributions to TCP Prev are similar to those of the participants, varying from 1% to 8% of the contribution salary, according to the percentage chosen by the participant.

In the first quarter of 2003, TCP and TC contributed the amount of R$2 (R$4 in 2002) to PBS-Telesp Celular and R$529 (R$500 in 2002) to TCP Prev.

The actuarial valuation of the plans was made using the projected unit credit method. For multiemployer plans (PAMA and PSB-A), apportionment of assets is made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities. As of December 31, 2002, the total liability recognized amounted to R$1,750.

In the first quarter of 2003, the Company recognized the pro rata actuarial cost estimated for 2003, and recorded the amount of R$141 related to these costs.

29.     CORPORATE RESTRUCTURING

On January 14, 2000, the corporate restructuring plan was concluded, in which the goodwill paid on the privatization process of the Company was transferred to its subsidiaries.

The accounting records maintained for corporate and tax purposes include the Companies’ specific accounts related to merged goodwill, the related reserve, and the respective amortization, reversal and tax credit. As of March 31, 2003, balances are as follows:

	Balances on date	Telesp Celular	Consolidated

	of merger	spin-off	03.31.03	31.12.02

Balance sheet:
Merged goodwill	3,192,738	3,166,132	2,128,492	2,208,310
Merged reserve	(2,127,694)	(2,110,932)	(1,426,089)	(1,479,568)

Net effect equivalent to
merged tax credit	1,065,044	1,055,200	702,403	728,742

	Q1 2003	Q1 2002

Statement of operations:
Goodwill amortization	(79,818)	(79,818)
Reversal of reserve	53,478	52,680
Tax credit	26,340	27,138

Effect on net income	-	-

As shown above, the amortization of goodwill, net of the reversal of the reserve and of the corresponding tax credit, results in a zero effect on income and, consequently, on the basis for calculating the mandatory minimum dividend. For a better presentation of the financial position of the Companies in the financial statements, the net amount of R$702,403 as of March 31, 2003 (R$728,742 as of December 31, 2002), which, in essence, represents the merged tax credit balance, was classified in the balance sheet as a noncurrent asset under deferred taxes (Note 7).

30.     RELATED-PARTY TRANSACTIONS

The principal transactions with unconsolidated related parties are as follows:

a)

Use of network and long-distance (roaming) cellular communication — These transactions involve companies owned by the same group: Telecomunicações de São Paulo S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A. and Celular CRT S.A. These transactions were established based on contracts between Telebrás and the operating concessionaires before privatization under the terms established by ANATEL. Also includes call center services to Telecomunicações Móveis Nacionais — TMN customers regarding roaming services in the Company’s network. Beginning 2002, Telecomunicações de São Paulo S.A., in place of Embratel, provides long-distance services to operators.

b)	Corporate management advisory — Represents Company payables in connection with corporate management advisory services provided by PT SGPS.

c)	Loans and financing — Represents intercompany loans with companies of the Portugal Telecom Group.

d)	Services provided — The following services are provided by Group companies:

•	Corporate services centralized at Telerj Celular S.A. and Telesp Celular S.A., transferred to subsidiaries at the cost effectively incurred.

•	Call center services, provided by Dedic, to users of TC and GT telecommunication services.

•	System development and maintenance services provided by PT Inovação and Primesys.

The commercial conditions of these services are based on the usual market practices applied to the Companies’ other contracts.

A summary of balances and transactions with unconsolidated related parties is as follows:

	Company		Consolidated

	2003	2002	2003	2002

Assets:
Trade accounts receivable	-	-	115,467	6,379
Receivables from subsidiaries and affiliates	621,775	592,524	25,274	16,256
Liabilities:
Trade accounts payable	-	-	26,520	7,545
Loans and financing	1,540,655	1,551,100	2,430,788	2,855,232
Payables to subsidiaries and affiliates	140,535	104,401	140,027	103,557
Statement of operations:
Revenue from telecommunication services	-	-	320,277	317
Cost of services provided	-	-	(57,653)	(700)
Selling expenses	-	-	(24,145)	-
General and administrative expenses	-	-	(8,781)	-
Financial income (expenses), net	(11,177)	2,675	(25,680)	835
Other operating income (expenses), net	(97)	2,813	(16,212)	(7,462)

31.     INSURANCE

The Company monitors the risks inherent in its activities. Accordingly, as of March 31, 2003, the Company had insurance to cover operating risks, civil liability, health, etc. Company management considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are as follows:

Type	Insured amounts - R$

Operating risks	1,005,900
General civil liability	207,980
Civil liability - errors and/or omissions	167,650
Civil liability - contents and infringement of patents	134,120
Civil liability - management and directors	402,360
Vehicle fleet	350

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELESP CELULAR PARTICIPAÇÕES S.A.
AND SUBSIDIARIES

MANAGEMENT’S COMMENTS ON CONSOLIDATED PERFORMANCE
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2003

BASIS FOR PRESENTATION OF RESULTS

Due to the acquisition of the remaining 17% of the holding companies of GT (equivalent to 51% of voting capital) on December 27, 2002, the results of the aforementioned subsidiary were recognized through December 31, 2002 under the equity method of accounting by TCP, and only the balance sheet of GT was consolidated as of that date.

For an appropriate comparison, we present below the consolidated (pro forma) results for 2002, for purposes of our comments on performance.

TCP CONSOLIDATED STATEMENT OF OPERATIONS(CORPORATE LAW)

(In millions of Brazilian reais — R$)

		Consolidated (pro forma)

	2003	2002

	1Q03 R$	4Q02 (*) R$	Δ %	1Q02 (*) R$	Δ %

Total gross revenue	1,176.5	1,393.6	-15.6	1,090,8	7.9
Revenue deductions	(249.2)	(311.7)	-20.1	(239,0)	4.3
Net operating revenue from services	820.7	879.7	-6.7	746,9	9.9
Net revenue from sale of products	106.6	202.2	-47.3	104,9	1.6
Net operating revenue	927.3	1,081.9	-14.3	851,8	8.9
Operating costs	(519.8)	(634.1)	-18.0	(548,7)	-5.3
Personnel	(56.9)	(51.8)	9.8	(50,3)	13.1
Cost services provided	(136.6)	(157.2)	-13.1	(168,1)	-18.7
Cost of products sold	(135.1)	(233.7)	-42.2	(121,8)	10.9
Selling expenses	(176.1)	(147.1)	19.7	(132,5)	32.9
General and administrative expenses	(59.4)	(52.4)	13.4	(46,5)	27.7
Other operating income (expenses)	44.3	8.1	446.9	(29,5)	n.m.
Income before depreciation, amortization, financial
expense, taxes and equity in subsidiaries - EBITDA	407.5	447.8	-9.0	303,1	34.4
Depreciation and amortization	(248.5)	(247.7)	0.3	(207,5)	19.8
Income before financial expense, taxes and equity
in subsidiaries - EBIT	159.0	200.1	-20.5	95.6	66.3
Net financial expense	(252.4)	(445.0)	-43.3	(172.9)	46.0
Loss from operations	(93.4)	(244.9)	-61.9	(77.3)	20.8
Nonoperating income (expenses)	(0.1)	(1.0)	-90.0	9.2	n.m.
Extraordinary charges	-	(170.8)	-	-	-
Loss before taxes	(93.5)	(416.7)	-77.6	(68.1)	37.3
Income and social contribution taxes	(38.0)	66.9	n.m.	(21.8)	74.3
Minority interest	-	-	-	15.4	-
Net loss	(131.5)	(580.0)	-77.3	(74.5)	76.5

(*) 4Q02 and 1Q02 data are presented on a consolidated basis (pro forma), including 100% of GT.

(Amounts in millions of Brazilian reais- R$)

1.     OPERATING PERFORMANCE

In the first quarter of 2003, gross revenue from services totaled R$993.8, an increase of 6.6% in relation to the same period in 2002.

Gross revenue from sales of products reached R$182.7, an increase of 15.3% in relation to the same period in 2002, representing 15.5% of the total gross revenue for the period, which amounted to R$1,176.5.

Total net operating revenue was R$927.3, an increase of 8.9% in relation to the same period in 2002.

Operating costs

Operating costs, excluding depreciation and amortization, totaled R$519.8, a decrease of 5.3% compared to 1Q02. Compared to 4Q02, operating costs decreased 18.0%, as a result of accounting adjustments made in 1Q03 related to the deferral of sales and costs of handsets, costs related to the recharge of prepaid sets and ICMS (State VAT) reversal.

Cost of products sold were R$135.1 in 1Q03, an increase of 10.9% compared to 1Q02 and a reduction of 42.2% in relation to 4Q02.

Cost of services provided was R$136.6 in 1Q03, representing reductions of 18.7% and 13.1% as compared to 1Q02 and 4Q02, respectively.

Selling expenses in 1Q03 amounted to R$176.1, an increase of 32.9% when compared to 1Q02 and of 19.7% in relation to 4Q02.

EBITDA

EBITDA totaled R$407.5 million, an improvement of 34.4% over 1Q02. Compared to 4Q02, EBITDA decreased 9.0%.

Profit margin before amortization, depreciation, and financial expenses (EBITDA) was 43.9% and the profit margin after amortization and depreciation (EBIT), was 17.2% of net operating revenue.

Financial expenses

Net financial expenses totaled R$252.4 in 1Q03, representing an increase of 46.0% in relation to 1Q02, due to the increase in interest rates from a level of 19.0% per year to 26.5% and due to a more restrictive credit market which led to higher financing costs for TCP. In relation to 4Q02 there was a reduction of 43.3%. Excluding an extraordinary financial expense of R$266.7, recognized by the Company in 4Q02 in its derivative positions, with costs indexed to CDI (interbank deposit rates) and to the U.S. dollar rate, financial expenses would have been R$178.3 for 4Q02, with 1Q03 reflecting an increase of 41.6%. This potential increase is related to a gain of approximately R$66.0 on futures contracts which occurred in 4Q02 and was recorded as a reduction of interest expenses.

Although the credit market is still unfavorable and the Company has to roll over a significant amount of short-term debt, the Company continued its efforts to reduce its financing cost. The average financing cost in the quarter was 6.68%, which is equivalent to 110% of the CDI for the period.

INVESTMENTS

Investments in the quarter were R$80.6. This represents 8.6% of net revenue for 1Q03, compared to 8.0% in the same period in the prior year, reflecting the strict selection of investment projects, and showing the benefits of a precise investment policy.

2.     OPERATING DATA

The following operating data reflects the performance of Telesp Celular S.A., the mobile Band A operator in the State of São Paulo.

(In thousands) - end of period	1Q03	4Q02	Change	1Q02	Change

			%		%

Total subscribers, of which	6,102	6,060	0.7	5,254	16.1
Postpaid	1,431	1,426	0.4	1,373	4.2
Prepaid (1)	4,671	4,634	0.8	3,881	20.4
Area 1	3,850	3,849	0.0	3,320	16.0
Area 2	2,252	2,211	1.9	1,934	16.4
Analog	128	148	-13.4	300	-57.2
Digital	5,974	5,912	1.0	4,954	20.6
Market share in Area 1
(estimated in concession area)	67%	68%		66%
Market share in Area 2
(estimated in concession area)	65%	66%		66%

Total market share (estimated) (1)	66%	67%		66%

(In thousands) - end of period	1Q03	4Q02	Change	1Q02	Change

			%		%

Net additions in the period, of which	42	305	-86.2	150	-72.0
Postpaid	5	6	-16.7	4	25.0
Prepaid (1)	37	299	-87.6	146	-74.7

Churn in the quarter (1)	7.3%	4.7%	2.6 p.p.	4.1%	3.2 p.p.

(In thousands) - end of period	1Q03	4Q02	Change	1Q02	Change

			%		%

ARPU (R$/month) (1)	38	44	-13.6	42	-9.5
Postpaid	109	103	5.8	98	11.2
Prepaid	17	25	-32.0	22	-22.7

Total MOU (1)	102	110	-7.3	107	-4.7
Postpaid	218	223	-2.2	196	11.2
Prepaid	66	74	-10.8	75	-12.0

Employees - end of period (2)	1,960	2,468	-20.6	2,528	-22.5

Customers/employee	3,113	2,455	26.8	2,078	49.8

(*) Churn includes migration between postpaid and prepaid.
(1) These numbers include adoption of disconnection criteria and recording of prepaid revenue in 1Q03.
(2) Employees = excluding call center.

The number of subscribers grew 16.1% compared to 1Q02 and 0.7% compared to the previous quarter, totaling 6,102 thousand subscribers. This represented a net addition of 42 thousand new customers in the quarter, and a reduction of 72.0% when compared to the net additions recorded in 1Q02 and 86.2% in relation to 4Q02. This lower number of net additions is basically related to a worsening of the macroeconomic scenario in 2002 and the seasonality of the first quarter.

In line with the strategy of focusing on high-value customers and the customer retention campaigns, the postpaid customer base increased 0.3%, representing 5 thousand new additions during the first quarter of 2003 and totaling 1,430 thousand customers at the end of the quarter.

Market share was 66% in 1Q03, the same as in 1Q02, in spite of the entrance of a new competitor in the region, reflecting the strengthening of marketing initiatives that improved TCP’s market position.

Subscribers’ Average Minutes of Use (MOU) was 102 in 1Q03, a 4.7% reduction compared to 107 in 1Q02 and 7.3% compared to 110 in 4Q02. This reduction is related to the lower MOU for the prepaid service, which was 66, a decrease of 12.0% compared to 1Q02, basically due to the deterioration in the macroeconomic scenario during the year. However, this decrease was partially offset by the 11.2% increase of MOU for the postpaid service, which was 218 in the quarter, as a consequence of the higher quality of the postpaid service customer base during 2002.

The blended Average Revenue per User (ARPU) was R$38 in the quarter, compared to R$42 recorded in 1Q02 and R$44 in 4Q02. The prepaid service ARPU decreased 22.7% compared to 1Q02, while the postpaid ARPU increased 11.2%. In relation to 4Q02, the prepaid ARPU decreased 32.0% and the postpaid increased 5.8%.

GLOBAL TELECOM S.A.

The following operating data reflects the performance of Global Telecom S.A., the mobile Band A operator in the States of Paraná and Santa Catarina.

(In thousands) - end of period	1Q03	4Q02	Change	1Q02	Change

			%		%

Total subscribers, of which	1,202	1,177	2.1	905	32.8
Postpaid	255	252	1.2	287	-11.1
Prepaid	947	925	2.4	619	53.0
Total market share	41%	41%		36%

(In thousands) - end of period	1Q03	4Q02	Change	1Q02	Change

			%		%

Gross additions	117	185	-36.8	74	58.1
Net additions in the period, of which (1)	25	150	-83.3	43	-41.9
Postpaid	3	11	-72.7	(36)	-108.3
Prepaid	22	139	-84.2	79	-72.2

Churn in the quarter (1)	7.7%	3.2%	(4.5 p.p.)	6.8%	(0.9 p.p.)

(In thousands) - end of period	1Q03	4Q02	Change	1Q02	Change

			%		%

ARPU (R$/month) (1)	34	34	0.0	34	0.0
Postpaid	73	72	1.4	58	25.9
Prepaid	23	23	0.0	22	4.5
MOU total (1)	91	96	-5.2	101	-9.9
Postpaid	157	161	-2.5	132	18.9
Prepaid	74	77	-3.9	85	-12.9

Employees - end of period (2)	532	580	-8.3	672	-20.8

Customers/employee	2,259	2,029	11.3	1,347	67.7

(*) Churn includes migration between postpaid and prepaid.
(1) These numbers include adoption of disconnection criteria and recording of prepaid revenue in 1Q03.
(2) Employees = excluding call center.

Operating data

Total market share increased to 41%, compared to 36% in 1Q02 and stable in relation to 4Q02. Due to this increase, the customer base grew 32.8% in comparison to 1Q02 and 2.1% in comparison to the previous quarter, totaling 1,202 thousand customers, as a consequence of the increased marketing efforts.

Net additions amounted to 25 thousand new customers in 1Q03, a decrease of 41.9% when compared to 1Q02 and a decrease of 83.3% in relation to 4Q02, due to the purging of the customer base and the business seasonality this quarter.

Postpaid subscribers’ average Minutes of Use (MOU) was 157 in 1Q03, a growth of 18.9% in relation to the 132 MOU in 1Q02. The blended MOU was 91 in the quarter, a decrease of 9.9% compared to 101 in 1Q02 and a decrease of 5.2% compared to 4Q02.

The postpaid ARPU in 1Q03 was R$73, a growth of 25.9% compared to 1Q02, as a result of the higher traffic achieved as a consequence of specific campaigns aiming to achieve growth with profitability. Compared to 1Q02, the prepaid ARPU grew 4.5% and the blended ARPU remained unchanged at R$34.

M1939*.*

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2003

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.